Pernod Ricard

02 DEC 30 AM 8:13

December 18, 2002

AP/DD/438.2002

82-3361

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

02060987

<u>For the attention of Mrs Felicia KUNG</u>

Subject : Exemption Request for ADR's under Rule 12g3-2 (b)

SUPPL

Dear Mrs KUNG,

You will find, here enclosed, a press-release concerning our Company and delivered to the French Market.

Wishing you a good receipt of this document,

Yours sincerely,

PROCESSED
JAN 14 2003
THOMSON FINANCIAL

Antoine PERNOD

Encl. : 1page

Pernod Ricard

Pernod Ricard :
Interim dividend : € 0.90 per share

Paris, 17 December 2002 – Pernod Ricard's board of directors agreed on 17 December 2002 to pay an interim dividend of € 0.90 per share with a € 0.45 tax credit. This dividend will be paid on 14 January 2003.

In keeping with Pernod Ricard normal practice, this amount is equivalent to half the dividend paid last year.

For further information, please contact :
Alain-Serge Delaitte / Corporate Communicationx : 33 (0) 1 41 00 40 96